Exhibit 4.26

FACILITY AGREEMENT

THIS FACILITY AGREEMENT made on the day, month and year set out in Part A of the Schedule hereof between the Borrower, i.e. the person(s) named in Part A of the Schedule hereof, of the ONE PART

AND

ICICI BANK LIMITED, a company incorporated under the Companies Act, 1956 and a banking company within the meaning of the Banking Regulation Act, 1949 and having its Registered Office at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007 and corporate office at ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400 051, and amongst others, a branch / office at the place specified in the Schedule hereof (the “Bank”, which expression shall, unless it be repugnant to the subject or context thereof, include its successors and assigns) of the OTHER PART.

ARTICLE I

DEFINITIONS

1.1          In this Facility Agreement and the General Conditions, unless there is anything repugnant to the subject or context thereof, the expressions listed below shall have the following meanings viz.:

“General Conditions” mean the General Conditions (WCF - 07 - V.I) applicable to the Facilities provided by the Bank and duly registered on January 11, 2007 with the sub-registrar assurance vii, New Delhi vide registration no.51 in book no.4, vol no.1, 321 from page 52 to 80.The Facilities hereby agreed to be provided by the Bank shall be subject to the Borrower complying with the terms and conditions set out herein and also in the General Conditions, a copy of which has been handed over to the Borrower and which is also available on the website of the Bank. The General Conditions shall be deemed to form part of this Facility Agreement and shall be read as if they are specifically incorporated herein. To the extent of any inconsistency or repugnancy, the contents of this Facility Agreement shall prevail to all intents and purposes.

All capitalised terms used but not defined in this Facility Agreement shall have the respective meanings assigned to them under the General Conditions.

ARTICLE II

TERMS OF THE FACILITIES

2.1                               The Borrower agrees to avail from the Bank and the Bank agrees to grant / extend to the Borrower various working capital facilities upto overall limits (the “Overall Limits”) in the aggregate not exceeding amounts specified in the Credit Arrangement Letter, subject to the terms and conditions contained in the Transaction Documents. The cash credit limits are granted/extended to meet the working capital requirements of the Borrower and/or complete and one-time takeover of outstanding cash credit limit from

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State Bank of India and bank guarantee limits shall be issued to International Air Transport Association (IATA) as the Borrower shall pay to them under IATA Billing and Settlement Plan reporting and remittance calendar. Further, bank guarantee upto ₹ 20.0 million shall be issued for hotel and packages business of the Borrower.

2.2                               The aforesaid working capital facilities upto the amounts specified above are hereinafter referred to as the “Facility/ies”, which expression shall, as the context may permit or require, mean any or each of such Facilities, or so much thereof as may be outstanding from time to time.

2.3                               The amounts upto which the Borrower can draw under each of such Facilities shall not, at any one time, exceed sums / limits (the “Limits”) specified against each of such respective Facilities. Provided, however, the aggregate amounts of all the Limits shall not at any point of time exceed the amount of the Overall Limits.

2.4                               All outstanding amounts of interest, commission, discount, charges and other monies in respect of the respective Facilities, whether debited to the Account or not, shall also be included in determining the availability of the Overall Limits / respective Limits.

2.5                               The Borrower shall pay to the Bank the Facilities, all interest, commission, discount, charges on the amounts outstanding from time to time under the Facilities and all other monies, at the rate(s), on the date(s) and in the manner specified in the CAL or at such other rate(s) as may be decided by the Bank from time to time, at its sole discretion.  The Borrower shall also pay all fees and other monies in accordance with the terms of this Facility Agreement.  Unless otherwise specified in the CAL, the Borrower shall repay the Facilities on demand to the Bank.

2.6                               The Borrower confirms having received a copy of the General Conditions and read and understood the General Conditions referred to above and agrees to comply with the terms set out in this Facility Agreement, the CAL, the Schedule hereof, the General Conditions and the other Transaction Documents.

Provided however that in so far as Article X of the General Conditions, the Borrower will be required to comply with only Part B of such Article.

2.7.        This Facility Agreement shall become binding on the Borrower and the Bank on and from the date mentioned in the Schedule hereof. It shall be in force till all the monies due and payable the Transaction Documents are fully paid off by the Borrower to the Bank.

2.8          The Bank reserves the unconditional right to cancel the Limits advanced/ to be advanced under the credit arrangement letter (“CAL”) and/ or Transaction Documents (either fully or partially) without giving any prior notice to the Borrower, on the occurrence of any one or more of the following:

(i)                                     in case the Limits/part of the Limits are not utilised by the Borrower; or

(ii)                                  in case of Deterioration in the Creditworthiness of the Borrower in any manner whatsoever; or

(iii)                               in case of non-compliance of the terms and conditions of the Transaction Documents and/or CAL.

For the purpose of this clause, Deterioration in the Creditworthiness shall mean and include without limitation, the following events:

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(a)                     downgrade of the rating of the Borrower by a Credit Rating Agency;

(b)                     inclusion of the Borrower and/or any of its Directors in the Reserve Bank of India’s willful defaulters list;

(c)                      closure of  a significant portion of the Borrower’s operating capacity;

(d)                     decline in the profit after tax of the Borrower by more than fifteen  percent;

(e)                      any adverse comment from the Auditor; and

(f)                       any other reason/ event in the opinion of the Bank constituting or which may constitute Deterioration in the Creditworthiness.

2.9                               The Borrower unconditionally agrees, undertakes to get itself rated by Credit Rating Agency/ies within a period of six months and/or at such intervals as may be decided by the Bank, failing which the Bank shall have the right to review the applicable interest rate and/or costs, charges and expenses, which shall be payable by the Borrower/Obligor/Security Provider and on such date/s or within such period as may be specified by the Bank.”

“Credit Rating Agency” shall mean and refer to the domestic credit rating agencies such as Credit Analysis and Research Limited, CRISIL Limited, FITCH India and ICRA Limited and international credit rating agencies such as Fitch, Moodys and Standard & Poor’s and such other credit rating agencies identified and/or recognized by the Reserve Bank of India from time to time.

2.10                        (a) The Bank may at its sole discretion make disbursements out of the Facilities pending creation and/or perfection of full and final security as specified in the CAL in favour of the Bank. In such event the disbursements made by the Bank pending creation and/ or perfection of such full and final security shall carry further interest at the rate of 2% per annum calculated from the date of disbursement of the Facilities, till creation and/ or perfection of such security to the satisfaction of the Bank.

(b)         The Bank may, at its sole discretion permit creation and/ or perfection of security as specified in the CAL hereof, in favour of the Bank, pending compliance of all such formalities as may be necessary or required for the said purpose. In such event:

(i)             the Borrower shall comply / ensure compliance with such formalities to the satisfaction of the Bank within a period of 45 days/ months from the date of the Facility Agreement or such other period as the Bank may specify in its sole discretion; and

(ii)          the disbursements made by the Bank pending compliance of such formalities shall carry further interest at the rate of 2% per annum calculated from the date of disbursement of the Facility till such time all such formalities are complied with to the satisfaction of the Bank and documents in evidence thereof are delivered to the Bank.

(iii) The Bank may, at its sole discretion, charge interest on the Facilities at the weighted average rate of interest on the disbursements made out of the Facility. For the purpose of

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this clause “weighted average rate” means the weighted mean of the rates of interest applicable to the Facilities.

2.11                        The Borrower hereby, in addition to the representations, declarations and warranties contained in the General Conditions, makes the representations, warranties and agreements as given below and confirms that the same will continue to remain, true, correct, valid and subsisting in every respect till the money remains remain to ICICI Bank under the Facility:

Neither the Borrower nor any other person benefiting in any capacity in connection with or from the Facility Agreement and/or any instruments and/or payments thereunder is a Specially Designated National (SDN) and/or otherwise sanctioned, under the sanctions  promulgated by the United States (including its Office of Foreign Assets Control’s (OFAC)), India, United States, United Nations, European Union, the jurisdiction of the Facility Office and/or any other country (collectively, the “Sanctions”).

2.12                        The Borrower hereby acknowledges, covenants and agrees that:

(a)                                                               the Sanctions may become applicable with respect to the Facility and/or transactions  thereunder, including to any documentary credits and/or guarantees issued and/or disbursements and/or payments made by the Bank pursuant to the Facility Agreement . Sanctions may pertain inter alia, to the purpose and/or end use of the Facility, goods manufactured in or originated from/through certain countries, shipment from/to/using certain countries, ports, vessels, liners and/or due to involvement of certain persons and entities (including correspondent banks and the Facility Office). Consequently, disbursement, issuance, payment and/or processing under the Facility by the Bank may become subjected to the Sanctions and the Bank shall have the unconditional right to refuse to process any transactions that violate/may violate any Sanctions.

(b)                                                               it shall ensure that the transactions entered into pursuant to the Transaction Documents do not violate any Sanctions and that no persons, entities or otherwise, currently subject to any Sanctions are involved in any transactions hereunder. The Borrower agrees that it shall not avail of the Facility or use the proceeds of the Facility in any transaction with, or for the purpose of financing the activities of, any person currently subject to any Sanctions as aforesaid.

(c)                                                                it shall indemnify and hold harmless the Bank, to the fullest extent permitted by applicable law, for all losses and liabilities (including due to claims by a third party), incurred by the Bank as a result of any breach by it of its representations and undertakings contained herein pertaining to the Sanctions and/or due to any action taken by the Bank pursuant to the Sanctions. No action taken by the Bank pursuant to the Facility Agreement, including grant of the Facility, issuance of any financial instruments thereunder or processing of any payments or

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transactions, nor any action taken by the Borrower in relation thereto, shall be deemed to be a waiver of any of the Bank’s rights under any provisions of the Transaction Documents related to the Sanctions nor shall they act to relieve the Borrower of its obligations or liabilities in relation thereto.

The Borrower hereby agrees and confirms that any breach of the terms and conditions stipulated hereinabove, shall constitute an Event of Default under the Facility Agreement.

2.14  CREATION OF SECURITY

The Bank may make disbursements out of the Facility pursuant to creation and perfection (including completion of all formalities related thereto) of the following Security/Contractual Comforts in favor of the Bank:

A.                 SECURITY

•                 Exclusive charge on all the present and future current assets and moveable fixed assets of the Borrower.

•                 Exclusive charge on all future immovable fixed assets of the Borrower.

•                 Current cash margin of ₹150.0 million in a non-checking account with the Bank during the tenor of the Facility. The aforesaid amount shall be lien marked to the Bank.

B.                 CONTRACTUAL COMFORT

•                  Unconditional and Irrevocable Corporate Guarantee from Yatra Online Private Limited.

•                  Non Disposal Undertaking from Yatra Online Private Limited not to dispose any shareholding in the Borrower throughout the tenor of the Facility apart from the pledge obligation that the Borrower has created before availing the Facility.

In consideration of the Bank making any such disbursement as aforesaid, the Borrower hereby agrees and undertakes to the Bank as follows:

a)             Creation of security along with filing of CHG1 shall be done upfront;

b)             Perfection of security along with CERSAI filing to be done within 45 days from the date of limit setup.

c)              Creation and perfection of future immovable fixed assets shall be done as and when acquired

d)             To make payment of additional interest at the rate and for the period as specified in the clause 2.10 above;

e)              not to create any mortgage, hypothecation, pledge or any other charge or encumbrance on any of its properties in favor of any person whosoever without prior written approval of the Bank except those properties mentioned to Bank;

f)               To comply with all requisite formalities for creation and/ or perfection of the security as aforesaid, in a form and manner satisfactory to the Bank within such period as may be agreed to by the Bank;

g)              Execute Power of Attorney in favor of the Bank for creation and perfection of Security in a form and manner satisfactory to the Bank, an original of which shall be supplied to the Bank as a condition precedent to disbursement;

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Notwithstanding anything contained in this Facility Agreement, the Bank may, in its sole discretion, require the Borrower to comply with all requisite formalities as aforesaid and to create and/ or perfect the Security within such period as may stipulated by the Bank from to time.

The Borrower hereby agrees and covenants that any breach of the terms and conditions stipulated herein above shall constitute an Event of Default under this Facility Agreement.

All Security, other than those in respect of which the Bank has agreed to consider disbursement pending creation and/or perfection, shall be created and all formalities thereof completed in a form and manner satisfactory to the Bank as a condition precedent to any disbursement under the Facility.

2.15                        END USE CLAUSE

(i) The Borrower unconditionally agrees undertakes and acknowledges that the Borrower shall utilise the Facility exclusively for the purpose mentioned and upon a demand being made by the Bank, the Borrower shall forthwith furnish a certificate, in a format acceptable to the Bank, affirming that the Facility has been utilized by the Borrower for the purpose.

(ii) The Borrower further unconditionally agrees undertakes and acknowledges that if the Bank demands a specific certificate from the Borrower to be furnished through the Borrower’s statutory auditors, regarding end use of the Facility, in order to verify, apart from other reasons, whether funds under the Facility have been siphoned off/diverted for purposes other than the ones specified by the Borrower for availing the Facility from the Bank, the Borrower shall do so promptly.

Non-compliance of the above clause by the Borrower shall amount to an Event of Default under the Facility Agreement.

2.16                        Unhedged Foreign Currency Exposure

(i) The Borrower shall provide all information as may be required by the Bank/ Lender from time to time in relation to its foreign currency exposures and hedging details in relation thereto, including transactions entered into with group or related entities.

(ii) The Borrower shall, within three (3) Business Days of a demand by the Bank( in a form and manner as it may deem fit), pay the amount of any Increased Costs incurred by the Bank as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; (ii) compliance with any law or regulation made before or after the date of this Agreement (including any law or regulation concerning capital adequacy, prudential norms, liquidity, reserve assets or tax) or (iii) in the event of the Bank being called upon to pay any additional amount by the Foreign Lending Agency in terms of their respective financing agreements or (iv) on account of factors beyond the control of the Bank .

(iii) The Borrower acknowledges that the Bank shall have the right to demand and recover any costs from the Borrower which may arise pursuant to provisions of applicable law (including capital adequacy or prudential norms).

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In this Agreement:

“Increased Costs” means:

(i)                                     a reduction in the rate of return from the Facilities or on the Bank’s overall capital (including as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by the Bank);

(ii)                                  any additional or increased cost including provisioning as may be required under or as may be set out in RBI regulations or any other such regulations from time to time; or

(iii)                               a reduction of any amount due and payable under Facility Agreement;

which is incurred or suffered by the Bank to the extent that it is attributable to the undertaking, funding or performance by the Bank of any of its obligations under Facility Agreement.

2.17                        The Borrower hereby gives specific consent to the Bank for submitting/disclosing the ‘financial information’ as defined in Section 3(13) of the Insolvency and Bankruptcy Code, 2016 (including all amendments and replacements made thereto and all rules and regulations framed thereunder), in respect of the Facility availed by the Borrower, from time to time, to Information Utilities as defined in Section 3(21) of the Insolvency and Bankruptcy Code, 2016 (including all amendments and replacements made thereto and all rules and regulations framed thereunder), and directions issued by Reserve Bank of India to the banks from time to time and hereby specially agree to promptly authenticate and verify the ‘financial information’ submitted by the Bank, as and when requested by Information Utilities. The Borrower hereby gives consent to the Bank, to recover/set off any fees required to be paid by the Bank to the Information Utilities for availing their services in relation to the Facility from the disbursements made to the Borrower by the Bank from time to time.

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SCHEDULE

PART A

1. DATE OF EXECUTION OF THIS AGREEMENT

On the 16th  day of August, Two Thousand and Eighteen.

2. CREDIT ARRANGEMENT LETTER

The Credit Arrangement Letter ref no.  CAL1388260428831 dated the 14th day of August, 2018 further amended vide ref no. CAL1404422948443 dated 16th day of August, 2018 issued by the Bank to the Borrower (copy of which is attached hereto).

3. DETAILS OF THE BORROWER

AIR TRAVEL BUREAU LIMITED, a company within the meaning of the Companies Act, 2013 and having its Registered Office at M-95, Connaught Circus, New Delhi - 110001.

4. BORROWER’S PROFILE

The Borrower is carrying on the following activities :

Tour and Travel related services

5.(a) DETAILS OF BANK BRANCH   / OFFICE ADDRESS

ICICI Bank Limited,

ICICI Bank Tower, NBCC Place, Bhisham Pitamah Marg, Pragati Vihar, New Delhi - 110003, India

Attn :  Ms. Mehru Luthra

(b)  NOTICES TO BE SENT TO

Bank: ICICI Bank Limited

ICICI Bank Tower, NBCC Place, Bhisham Pitamah Marg, Pragati Vihar, New Delhi - 110003, India

Attn : Ms. Mehru Luthra

Borrower: Air Travel Bureau Limited

M-95, Connaught Circus, New Delhi - 110001

Attn :  Mr. Vishal Garg

Fax No. : 011-44357788

PART B

1. The General Conditions stand deleted / modified as follows:

A)           The definition of “ICICI Bank Base Rate” under Clause 1.1 of Article I of the General Conditions is hereby deleted in its entirety and the following clause is substituted in its stead:

“I-MCLR” means the percentage rate per annum decided by the Bank and announced / notified by the Bank from time to time as its MCLR in terms of the guidelines of Reserve Bank of India. The Bank publishes I-MCLR for five tenures namely overnight, one-month, three-month, six-month and one year.

B)           The clause 2.4 (vi) of the General Conditions is hereby deleted in its entirety and the following clause is substituted in its stead: -

“(vi) The Borrower shall bear all taxes, other imposts, costs, charges, fees and duties including stamp duty and relevant registration and filing charges in connection with the  Transaction Documents (including any differential or additional duties and taxes which may be required pursuant to the provisions of the applicable laws from time to time), as may be levied from time to time by the Government or other authority including those incurred by the Bank, in accordance with the laws for the time being in force  in respect of or in connection with the Facilities, and  the Transaction Documents.  In the event of the Borrower failing to pay the monies referred to above, the Bank shall be at liberty, but shall not be obliged to pay the same.  The Borrower shall reimburse all sums paid by the Bank in accordance with the provisions contained herein.”

C)           The clause 3.1 (viii) of the General Conditions is hereby deleted in its entirety and the following clause is substituted in its stead: -

(viii) Except to the extent disclosed to the Bank:

(a) all the Borrower’s contracts or agreements with, or any commitments to, any affiliates or group companies (if applicable) are on arms’ length basis;

(b) No director of the Bank is: a director, manager, managing agent, employee or guarantor of the Borrower, or of a subsidiary of the Borrower, or of the holding company of the Borrower, or holds substantial interest, in the Borrower or a subsidiary or the holding company of the Borrower and no directors of any other bank, including directors of Scheduled Cooperative Bank and directors of subsidiaries/trustees of mutual funds/venture capital funds, holds substantial interest or is interested as director or as a guarantor of the Borrower;

(c) No relative (as specified by RBI) of a Chairman / Managing Director or director of banking company, including directors of Scheduled Cooperative Bank and directors of subsidiaries/trustees of mutual funds/venture capital funds (including the Bank) or a relative of senior officer (as specified by RBI) of the Bank, hold substantial interest or is interested as a director or as guarantor of Borrower.

D)                                   The clause 3.4 (viii) of the General Conditions is hereby deleted in its entirety and the following clause is substituted in its stead:

Avail of any credit facilities or accommodation from any bank(s) or financial institution(s) or any person, firm or company in any manner other than the bank(s) at present providing working capital facilities to the Borrower and as disclosed to the Bank nor shall it deal with or through any other bank(s) or financial institution(s) except carve out limit as may be permitted by ICICI Bank Limited”

E)                                    The following provisions stand inserted under clause 5.1 (ix) of the General Conditions:

If the collections routed through ICICI Bank Account fall below 85% of the total direct collections after 1st month and below 95% of the total collections after 4th month from availing the Facility.

F)                                     The following provisions stand inserted under clause 5.1 (x) of the General Conditions:

If 51% control of the Borrower is changed from Yatra Online Private Limited during the currency of the Facility.

G)                                   The following provisions stand inserted under clause 5.1 (x) of the General Conditions:

If the gross bookings in any month falls below Rs. 700.0 million.

H)                                  The following provisions stand inserted under clause 5.3(v) of the General Conditions:

In case of non-payment of any amounts payable in respect of the Facility the amount collected in the accounts of the Borrower shall be fully utilized to fulfill the obligation of the Borrower towards the Bank and the balance amounts, if any, may be released.

I)                                       The following provisions stand inserted under clause 5.3(v) of the General Conditions:

In case of non-compliance with covenant on the routing of direct collections by the Borrower through the Bank, <95% of the entire collections of the Borrower (monitored monthly) during the tenor of the Facility, the Borrower shall ensure to rectify such shortfall within 15 days. In case the Borrower fails to rectify the shortfall the amount collected in the aforesaid account shall be fully utilized to reduce the outstanding

Facility amount and the balance amounts, if any, may be released to the Borrower at the sole discretion of the Lender(s).

J)         The following provisions stand inserted under clause 5.6 of the General Conditions:

No further Disbursements shall be made under the Facility until the Events of Default are rectified.

PART C

1.                                      The Borrower shall undertake and / or procure undertaking(s) from such persons as may be specified by the Bank in the form required by Bank, whereby it / he / she / they shall take the responsibility for making arrangements satisfactory to the Bank for meeting the shortfall, if any, in the resources of the Borrower for working capital requirement and / or any of its project. The Borrower shall join in such undertakings procured from such other persons as a confirming party. The funds brought in to meet the shortfall in the resources of the Borrower for working capital and / or for any of its project, shall be in such form and manner and on such terms as may be required by the Bank.

2.                                      The Borrower shall ensure that its business with banks, including deferred payment facilities, foreign exchange, deposits and bill business will be shared with the Bank in such manner as may be decided by the Bank.

3(a) To the extent applicable, the execution or entering into by the Borrower of the Transaction Documents constitute, and its exercise of its rights and performance of its obligations under the Transaction Documents will constitute, private and commercial acts done and performed for private and commercial purposes;

(b) The Borrower is not, will not be entitled to, and will not claim immunity for itself or any of its assets from suit, execution, attachment or other legal process in any proceedings in relation to the Transaction Documents.

4.(i) Where interest is charged by the Bank at a concessional rate(s) on any of the Facilities granted by the Bank to the Borrower under any “interest subsidy scheme” or any other similar scheme(s) formulated by the Government and / or RBI and / or any other authority from time to time, the Borrower agrees, declares and confirms  that in the event of the withdrawal, modification and / or variation of such scheme(s), the concessional rate(s) of interest shall stand withdrawn and the rate(s) of interest of the Bank applicable at such point of time to such Facilities shall become effective from the date (hereinafter referred to as the “said date”) of such withdrawal, modification and / or variation of such scheme(s) and the Bank shall become entitled to charge and the Borrower shall be liable to pay interest at such usual rate(s) from the said date; (ii) In case the relevant Facilities are eligible for cover under any “guarantee scheme”, the Borrower shall bear the guarantee fee paid / to be paid in connection with such Facilities; such guarantee fee may be debited to the relevant Account and shall be treated as part of the Facilities and shall carry interest at the rate specified in the CAL.

6.                                      FINANCIAL COVENANTS

(i)             Total Debt (TD) / Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA) shall not to exceed 4.5 times during the tenor of the Facility.

(ii)          The financial covenants shall be tested on annual basis. The calculation date shall be 31st March immediately following the first disbursement and every twelve months thereafter within 120 days from end of the relevant monitoring period.

Definitions:

•                                          Total debt (TD) includes long term debt, short term debt falling due in one year, working capital borrowings and any corporate guarantees issued in favour of any of its subsidiaries/group companies.

•                                          Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA) includes total operating income less excise duty plus other recurring income less operating expenses excluding interest, depreciation, taxes and amortization

Formula for computation of above financial covenants:

1.                                      Total Debt (TD): Long term debt+ Short term debt + Working capital bank finance +Guarantee

2.                                      Earnings before Interest, Depreciation, Taxes and Amortization (EBIDTA): Total operating income - excise duty + other recurring income incidental to main business - operating expenses excluding Interest, Depreciation, Taxes and Amortization

7.                                      COLLECTION ACCOUNT AND ITS MECHANISM

(a)         The Borrower shall open current account(s) with the Bank as per applicable terms and conditions.

(b)         The current account(s) of the Borrower opened with the collecting bank shall be used to route the entire collections of the Borrower, under the collection agreement.

(c)          The collection made by the Borrower shall be deposited in the collection account with the collecting bank.

(a)         The Borrower shall be allowed to use the funds available in their collection account, subject to no event of default being triggered off under the Facility.

8.                                      OTHER CONDITIONS

(i)                                     The Borrower shall provide an undertaking that none of the director’s name is into RBI/ECGC defaulter list.

(ii)                                  Statement of total collections and direct collections routed through the Bank available with the Borrower shall be submitted within 15 days from the end of each month during the tenor of the Facility.

(iii)                               The Borrower shall provide a list of all other non-ICICI Bank accounts prior to limit setup. The Borrower shall further provide account statements of all other non-ICICI Bank accounts to Bank upon its request.

(iv)                              The Borrower shall close SBI Cash Credit Account within 15 days from limit setup.

(v)                                 The Borrower shall provide a management certificate confirming that there were no creditors greater than six months as on March 31, 2017. The Borrower shall also provide a management certificate confirming the amount of creditors greater than six months within 15 days of signing of its audited FY2018 financial results.

(vi)                              The Borrower shall provide a management certificate confirming that there were no arrears in statutory payments as on date.

(vii)                           The Borrower shall give irrevocable instructions to its top 20 customers to route 100% payments to the Borrower through the Borrower’s collection account with the Bank before limit setup and shall provide periodic information as and when required by ICICI Bank.

(viii)                        Acknowledgement to be received from ten corporate customers out of top twenty customer to route the payment through Borrower’s collection account with the collecting bank prior to limit setup such that collection through these customers shall be more than 20% of gross bookings of FY2018 (provisional) and from balance customers within 30 days of first disbursement.

(ix)                              Limit set up over and above Rs. 600.0 million to be done only post receipt of routing confirmations from all of the top 20 customers of the Borrower.

(x)                                 The Borrower shall confirm that minimum 85% of the entire direct collections of the obligor are routed through the Bank within 1 month and at least 95% is routed within 4 months from availing the Facility and every month thereafter. Confirmation letter to be provided by the Borrower within 15 days from the end of 1st and 4th month respectively and every month thereafter from availing the Facility. In case the direct collections routed through ICICI Bank Account fall below 85% of the total collections after 1st month and below 95% of the total collections after 4th month from availing the Facility (to be monitored monthly), it shall be considered as an Event of Default under the Facility.

(xi)                              The Borrower shall make all payments through its Collection Account only maintained with the Bank.

(xii)                           Information shall be obtained on quarterly basis regarding the unhedged foreign currency exposure of the Borrower. If the Borrower has unhedged foreign currency exposure, then the Bank shall reserve a right to increase the pricing.

(xiii)                        All the insurance shall be obtained prior to limit setup.

(xiv)                       Borrower to provide an undertaking stating to route the entire collections through Collection Account only maintained with the Bank before limit setup.

(xv)                          The Borrower shall ensure that ROC charges of State Bank of India are satisfied within 60 days from the date of issuance of CAL.

(xvi)                       Certificate from a Chartered Accountant confirming IT obligations be obtained in lieu of certificate under section 281 of Income Tax Act along with assessment orders. In absence of assessment orders, screenshot from the IT portal with borrower entity PAN duly certified by either Company Secretary or by a Chartered Accountant to be obtained.

(xvii)                    The Borrower shall confirm that there are no immovable fixed assets as on date.

(xviii)                 Upfront undertaking from Yatra Online Private Limited that its direct shareholding in ATB shall not fall below 51.0% anytime during the currency of the facility and its management control shall not fall below its shareholding in ATB, anytime during the currency of the facility. Breach shall be an Event of Default under the Facility.

9.                                      SPECIAL CONDITIONS

(i)    The Borrower submit a declaration that overall utilisation of working capital facilities from all banks shall be within maximum permissible bank finance. All debtors discounted/ factored to be deducted from Drawing Power.

(ii)   The Borrower shall submit declaration regarding information with regard to credit facilities availed from other bankers is obtained as per Annexure I of the RBI Circular ‘Lending under consortium arrangement / Multiple Banking arrangements’

(iii)  The Borrower shall submit half-yearly certification by professional with regard to compliance of various statutory prescriptions is obtained as per Annexure III of the RBI Circular.

(iv) Prior to any takeover/merger of the Borrower by Yatra Online Pvt Limited (YOPL), or any associate or sister concerns of YOPL; or any announcement of such takeover/merger, outstanding under the cash credit facility to be fully paid off and outstanding under the bank guarantee facility to be fully cash collateralized, and no further disbursement to be permitted. All monies in the Collection Account of the Borrower maintained with the Bank to be utilized towards effecting the same. Such cash collateralization may also be permitted by way of mutual funds/liquid securities with terms acceptable to the Bank.

(v) The Borrower shall ensure that minimum level of gross bookings on a monthly basis shall not fall below Rs. 900.0 million. In case it falls below Rs.900.0 million for any month, the Borrower shall be given cure period of 3 months to increase it above ` 900.0 million/ month.

(vi) In case gross bookings in any month falls below Rs. 700.0 million, event of Default to be triggered under the Facility. All collections in the Collection

Account of the Borrower maintained with the Bank shall be utilized to fully pay off the outstanding under the cash credit facility and fully cash collateralize the outstanding under the bank guarantee facility; and no further disbursements shall be made till such event of default has been cured to the satisfaction of the Lender.

(vi) The Borrower shall not declare any dividend payout/upstreaming of profit/ extend loan/advances from the Borrower to YOPL. The Borrower shall only deal with YOPL in transaction which are regular business in nature. The Bank shall have the right to seek all relevant information in this regard, at all times during the currency of the Facility.

(J) The Borrower shall take the Bank’s approval in case of raising any further indebtedness including by way of corporate guarantee apart from incremental debt (subject to no breach in stipulated financial covenants) of upto Rs 100.0 million excluding commercial card facilities availed by the Borrower.

10.                               TAKEOVER CONDITIONS FOR CASH CREDIT FACILITY

The following conditions shall be applicable in case of complete and one-time takeover of outstanding cash credit limit from State Bank of India:

1.                    The Borrower shall comply with all applicable takeover guidelines as per RBI Circular on “Transfer of Borrowal Accounts from one Bank to Another” dated May 10, 2012.

2.                    Satisfactory Credit Opinion report/balance confirmation of the borrower account with State Bank of India (SBI), as per the regulatory prescribed formats (Reserve Bank of India circular dated May 10, 2012) shall be obtained from the transferor bank before disbursement and for the said purpose. In case the credit information from the transferor bank is not received within the prescribed time period, the Bank shall proceed for the takeover of the borrowal account after obtaining the information in the regulatory prescribed format from the borrower which should be duly certified by a Chartered Accountant (CA) acceptable to the Bank.

3.                A one-time pay order/Demand draft/RTGS/Counter Bank Guarantee equivalent to the outstanding amount (not exceeding sanctioned limit of the Bank) as per the balance confirmation received from State Bank of India shall be issued favoring SBI towards outstanding working capital fund based and non-fund based facilities. Any penal charges and overdues towards the same shall not be funded by the Bank.

4.                The Borrower shall obtain no due certificate from State Bank of India within 45 days of take over.

5.                The Bank shall send a formal communication of take-over to State Bank of India with the letter of the Borrower written to the Bank for taking over the limits of State Bank of India and referring in the letter that they have also intimated State Bank of India for such takeover on the day of first disbursement and the acknowledgement of the same to be received on the same day post disbursement. The letter should also state that no further disbursement of any undisbursed limits shall be done to the Borrower on or after the date of acknowledgment of letter from State Bank of India.

6.                The Borrower shall write to State Bank of India (SBI) mentioning that ICICI Bank is taking over the limits and also mentioning that no further disbursement of any undisbursed limits shall be done to the Borrower. The same shall be obtained prior to any disbursement and the same shall be acknowledged by SBI prior to limit setup.

7.                The Borrower shall file CHG-4 within 180 days of the takeover.

PART D

1.              The Borrower represents, declares and warrants that -

(a)                     the constitutional documents of the Borrower permits the Borrower to allow use of the BG / LC Facilities by / through its Subsidiary(ies) / Special Purpose Vehicle(s) / Joint Venture(s) (incorporated or unincorporated) with liability on such availed BG / LC Facilities lying with and discharged by the Borrower;

(b)                     utilisation of the BG / LC Facilities by / through Borrower’s Subsidiary(ies) / Special Purpose Vehicle(s) / Joint Venture(s) (incorporated or unincorporated) shall not conflict with or violate any law / regulatory requirement or any contract governing the Subsidiary(ies) / Special Purpose Vehicle(s) / Joint Venture(s) (incorporated or unincorporated) or the Borrower or any provision of the Borrower’s constitutional documents or any order or judgment of any court or other agency of government applicable to the Borrower or any of its assets or terms of any contract binding on or affecting the Borrower or any of its assets.

The Borrower shall procure and furnish to the Bank a certificate from Legal Advisor confirming the above.

2.              The Borrower shall complete all statutory and regulatory compliances, as may be applicable from time to time, including providing / procuring and providing such certificates to the satisfaction of the Bank in connection with allowing availing the BG / LC Facilities by / through the Borrower’s Subsidiary(ies) / Special Purpose Vehicle(s) / Joint Venture(s) (incorporated or unincorporated), as the case may be.

3.              The Borrower shall comply with such further condition(s) that the Bank may stipulate at the time of availment of the BG / LC Facilities by / through its Subsidiary(ies) / Special Purpose Vehicle(s) / Joint Venture(s) (incorporated or unincorporated).

4.              The Borrower further confirms that the aforesaid representation is and will continue to remain, true, correct, valid and subsisting in every respect as of the date of the Facility Agreement, the date(s) of drawals under the BG/LC Facilities  by / through Borrower’s Subsidiary(ies) / Special Purpose Vehicle(s) / Joint Venture(s) (incorporated or unincorporated, the date(s) of execution of each amendment to the Facility Agreement and each Due Date, which representation shall survive the execution and delivery of the Transaction Document, provision of the BG/LC Facilities under the Facility Agreement and repayment / payment in full of the liabilities, if any incurred by the Bank in respect of the BG/LC Facilities and all monies in respect thereof.

5.              All other terms and conditions of the Facility Agreement shall remain in full force and effect in relation to the utilisation of the BG / LC Facilities by / through Subsidiary(ies) / Special Purpose Vehicle(s) / Joint Venture(s) (whether incorporated or not) of the Borrower.

IN WITNESS WHEREOF the Borrower and the Bank have caused this Facility Agreement to be executed on the day, month and year first hereinabove written as hereinafter appearing.

For the Bank :
SIGNED AND DELIVERED by the within named Bank, ICICI BANK LIMITED, by the hand of Mr. / Ms. , its authorized official

For the Borrower:

The Common Seal of the within named Borrower, Air Travel Bureau Limited, has, pursuant to the resolution of its Board of Directors, passed in that behalf on the 23rd day of July, 2018, hereunto been affixed in the presence of Mr. Anuj Kumar Sethi

/s/ Vishal Garg
/s/ Naren Nautiyal